Buenos Aires, March 10th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on November 12th, 13th, 14th, 15th, 19th, 21st, 22nd, 26th and 27th and December 2nd, 3rd and 4th 2019 and January 14th, 15th, 23rd, 24th, 27th, 30th and 31st, February 3rd, 4th, 5th, 6th, 11th, 12th, 13th, 14th , 18th , 19th, 20th, 21st, 26th, 27th and 28th and March 2nd, 6th and 9th 2020 in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on November 8th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, a total of 139,00 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
03-10-20	139,000	11.835100	1,645,079	Invertir en Bolsa S.A.

Finally, the Company communicates that on the date hereof, the 120-day period of the repurchase plan approved by the Board of Directors on its meeting held on November 8th, 2019 has expired and therefore the repurchase plan is should be considered finished.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations